
December 30, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Jon R. Moeller
Chief Financial Officer
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

>   **Re: Procter & Gamble Co.**
>   **Form 10-K for Fiscal Year Ended June 30, 2015**
>   **Filed August 7, 2015**
>   **Response Letter Dated November 11, 2015**
>   **File No. 1-434**

Dear Mr. Moeller:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Impacts, page 29

1.   Please confirm to us that you will disclose to the extent material:

    a. Developments related to your reasons for deconsolidating your Venezuelan subsidiaries (e.g., developments in your ability to conduct successful exchanges of bolivars into U.S. dollars); and

      b.   Nature and amount of transactions between you and your Venezuelan subsidiaries, including any resulting demands, commitments, or uncertainties, and how they are reflected in your financial statements.

2.   We note you deconsolidated your Venezuelan subsidiaries, of which you own the equity. Accordingly, it appears that the Venezuelan subsidiaries may be VIEs. Please provide the footnote disclosures required by ASC 810-10-50 for nonprimary beneficiary holders of variable interests, or explain to us why the disclosures are not required.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction